June 24, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4631

Attn: Ms. Mara Ransom, Assistant Director

 Re:

PurpleReal.com, Corp.

Fourth Amendment to Registration Statement on Form S-1

File No. 333-194307

Filed June 25, 2014

Below are Purplereal.com Corp’s. (“the Company’s”) responses to the SEC’s Comment Letter dated June 23, 2014.  On behalf of the Company, on June 25, 2014, I transmitted via EDGAR the Company’s Fourth Amendment to its Registration Statement on Form S-1.

Report of Independent Registered Public Accounting Firm, page F-2

1.

The Report of Independent Registered Public Accounting Firm for the audited financials statements was corrected.

Note 2. Summary of Significant Accounting Policies, page F-8

Basis of Presentation and Use of Estimates, page F-8

2.

Note 2 was amended to include the affirmative statement requested.

Exhibit 23

3.

The auditor’s consent is now correct.

Please, do not hesitate to contact me at (727) 415-4121 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

President